Cathay Pacific Airways Limited
Company Secretary's Department
35th Floor, Two Pacific Place
88 Queensway, Hong Kong
Telephone: (852) 2840 8873
Facsimile : (852) 2845 5445
www.cathaypacific.com

Our Ref: CSA/CPA6/5(e)

06018495

8th November 2006

By Registered Airmail

RECEIVED
2006 NOV 15 P 12:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

SUPPL

Dear Sir/Madam,

Cathay Pacific Airways Limited (the "Company")
File No. 82-1390

Pursuant to our obligation under Rule 12g3-2(b) of the Securities and Exchanges Act of 1934, we are pleased to enclose herewith a copy of the Company's announcement published today in The Standard for your record.

PROCESSED
NOV 20 2006
THOMSON FINANCIAL

Yours faithfully,
For CATHAY PACIFIC AIRWAYS LIMITED

David Fu
Company Secretary

DF/RL/df
Encl.

c.c.: Thomas DiVivo, Assistant Vice President, The Bank of New York (w/e, by e-mail: tdivivo@bankofny.com)
Ms. Kammy Yuen, Assistant Vice President, The Bank of New York, H.K. (w/e, by hand)

P:\Dorisfu - CPA\CPA6-5\Letter\CPA6-5-General Correspondence.doc

CATHAY PACIFIC AIRWAYS LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Code: 293)

APPOINTMENT OF ALTERNATE DIRECTOR

The Board of Directors (the "Board") of Cathay Pacific Airways Limited (the "Company") announces that Mr. CHANG Li Hsien Leslie has been appointed as Alternate Director to Mr. FAN Hung Ling Henry, Deputy Chairman and Non-Executive Director of the Company with effect from 7th November 2006.

Mr. CHANG Li Hsien Leslie, aged 52, is an executive director of CITIC Pacific Limited ("CITIC Pacific") and acts as CITIC Pacific's 'qualified accountant' under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). He is also a director of a number of subsidiaries and associated companies of CITIC Pacific. Before joining CITIC Pacific in 1994, he was a partner at KPMG specialising in the financial services industry and the director of the firm's Chinese Practice in the United States. Mr. Chang is a member of Hong Kong Institute of Certified Public Accountants.

There is neither any service contract being executed between the Company and Mr. Chang nor any specified or proposed length of service with the Company in respect of the aforesaid appointment. Mr. Chang is not entitled to receive any director's fee and emolument from the Company. In accordance with the Company's Articles of Association, Mr. Chang will cease to be an Alternate Director of the Company if his appointor Mr. FAN Hung Ling Henry ceases for any reason to be a Director of the Company or revokes such appointment.

CITIC Pacific is a substantial shareholder of the Company. Apart from this, Mr. Chang has no relationship with any directors, senior management or substantial or controlling shareholders of the Company.

Mr. Chang does not have any interest (within the meaning of Part XV of the Securities and Futures Ordinance) in the shares or underlying shares of the Company.

Save as disclosed above, there is no other information relating to Mr. Chang to be disclosed pursuant to Rule 13.51(2) of the Listing Rules and there is no other matter which needs to be brought to the attention of the shareholders of the Company.

The Directors of the Company as at the date of this announcement are:
Executive Directors: Christopher Pratt (Chairman), Robert Atkinson, Philip Chen, Derek Cridland and Tony Tyler;
Non-Executive Directors: Martin Cubbon, Henry Fan, Davy Ho, James Hughes-Hallett, Li Jiaxiang, Vernon Moore, Robert Woods, Zhang Lan and Leslie Chang (Alternate Director to Henry Fan); and
Independent Non-Executive Directors: Peter Lee, Raymond Or, Jack So and Tung Chee Chen.

By Order of the Board

Cathay Pacific Airways Limited
David Fu
Company Secretary

Hong Kong, 7th November 2006

SWIRE

CATHAY PACIFIC